Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

July 6, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
PLUS Based on the Value of the S&P 500® Index due October 4, 2017	June 30, 2016	A122
Buffered Accelerated Return Equity Securities due January 4, 2018	June 30, 2016	K672
Absolute Return Barrier Securities due July 3, 2020	June 30, 2016	T780
Digital Plus Barrier Notes due July 3, 2020	June 30, 2016	T781
Accelerated Barrier Notes due July 6, 2021	June 30, 2016	T782
Absolute Return Barrier Securities due July 3, 2019	June 30, 2016	T788
Trigger Jump Securities due July 5, 2018	June 30, 2016	T790
9.00% per annum Contingent Coupon Callable Yield Notes due July 8, 2019	June 30, 2016	U1608
1 Year 8.50% per annum Contingent Coupon Autocallable Yield Notes due July 6, 2017	June 30, 2016	U1609
7.70% per annum Contingent Coupon Callable Yield Notes due July 6, 2021	June 30, 2016	U1637

Callable Contingent Income Securities due July 5, 2018	June 30, 2016	U1644
6.90% per annum Contingent Coupon Callable Yield Notes due July 6, 2020	June 30, 2016	U1651